[Letterhead of Drinker Biddle & Reath LLP]
Brian J. Lynch 215-988-1119 Direct 215-988-2757 Fax Brian.Lynch@dbr.com

April 25, 2013

VIA EDGAR
Michael McTiernan, Esq.
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:      AMREP Corporation
Registration Statement on Form S-3
Filed April 11, 2013
File No. 333-187866

Dear Mr. McTiernan:

On behalf of AMREP Corporation (the “Company”), I am writing to respond to the comment in your letter dated April 24, 2013 in respect of the above-captioned filing (the “Registration Statement”).  On behalf of the Company, I respectfully provide the Company’s response to your comment below.  For your convenience, the text of the comment is reproduced below (in italics) before the applicable response.

General

We note that the registration statement registers the distribution of rights and the offer and sale of common stock underlying those rights. Please tell us how you are eligible to use Form S-3 for this transaction. Specifically, please tell us how you comply with the “outstanding” condition of Instruction I.B.4(a)(1) and how you have complied with the information requirements of Instruction I.B.4(b) and (c) with respect to all record holders of the rights. Refer to Securities Act Form Compliance and Disclosure Interpretation(“CDI”) Question 116.20.

For all of the reasons noted below, we respectfully submit that the reference to “outstanding” in Form S-3 Instruction I.B.4 should not be construed to require the Company’s rights to be outstanding prior to the filing of the Registration Statement in order to enable use of Form S-3.  We believe that the “outstanding” limiting factor is essential to qualification of secondary offerings under Instruction I.B.3, but this factor should not be read into Instruction I.B.4(a)(1) with respect to pro rata distributions of rights to acquire common stock listed on the New York Stock Exchange (“NYSE” or “Exchange”), as the Company proposes.  If this limiting factor is literally applied pursuant to CDI 116.20 quoted in the comment above, it would be essentially impossible for any NYSE-listed company to qualify

Michael McTiernan, Esq.
April 25, 2013

for use of Form S-3 Instruction I.B.4 in connection with a rights offering.  We do not believe this was intended when Form S-3 was originally adopted in 1982 and for the reasons described in detail below.

Policy Considerations Supporting Use of Form S-3.  The rationale for use of Form S-3 for rights offerings has been supported by the Securities and Exchange Commission (the “Commission”) when it recognized use of Form S-3 whenever “Securities offered pursuant to. . . rights .   . . are offered to existing security holders of the issuer, who are presumed to ‘follow’ the issuer through corporate communications and Exchange Act filings.”  SEC Release Number 33-7506 (1998) (footnote 57 and associated text) and SEC Release No. 33-6331 (1981).  This language acknowledges securities underlying rights (e.g., common stock) may be offered in connection with a Form S-3 filing and need not be restricted to offerings involving rights that are outstanding prior to the filing of a registration statement.

Literal and Contextual Analyses Supporting Use of Form S-3.  In addition to the policy grounds described above, we respectfully submit that the literal language of Instruction I.B.4(a) enables the Company to use Form S-3 because the Instruction refers to “Securities to be offered” and clause (1) thereunder continues, “Upon the exercise of outstanding rights . . . if such rights are granted on a pro rata basis . . .” (Emphasis added). Since Form S-3 Instruction I.B.4(a) contemplates covering securities “to be offered . . .” “upon . . .  exercise,” the focus of the transaction giving rise to registration clearly rests with the future exercise event, not the preceding distribution event.  In addition, the Instruction clearly refers to the rights that “are” granted and not to rights that “were” granted, so there does not appear to be a condition that rights be outstanding prior to filing from this verbiage in the Instruction.

NYSE Compliance Considerations Support Use of Form S-3.  For NYSE compliance reasons, we believe it would be practically impossible to require NYSE-listed issuers to distribute rights in advance of filing the registration statement because the NYSE has detailed listing and compliance rules governing the rights offering process.  See e.g., NYSE Rule 703.03(D), which requires effectiveness of the Registration Statement “at least six business days prior to the record date … in order that the listed security may trade ex-rights in a normal fashion on the second day prior to the record date.”   Since the NYSE requires the record date to follow effectiveness of the Registration Statement by six business days, we do not see how rights can be distributed before filing the Registration Statement.  In light of these requirements, it is practically impossible to distribute rights in advance of the initial Registration Statement filing and comply with these NYSE rules and procedures at the same time.

NYSE Policy Reasons for Use of Form S-3.  Effective 2008, the Commission amended the eligibility requirements of Form S-3 to enable certain primary offerings of securities by issuers without regard to the public float size of the issuer.  SEC Release No.

Michael McTiernan, Esq.
April 25, 2013

33-8878 (2007).  In that release, the Commission emphasized a critical condition, stock exchange listing, as an important supporting qualification for this Form S-3 condition.

The Commission noted,

At the same time that we are adopting an offering ceiling under new General Instruction I.B.6. of one-third of an issuer’s public float, we are also making eligibility under this new rule contingent on the issuer having a class of common equity securities listed and registered on a national securities exchange.

The Commission observed,

Exchanges have both quantitative and qualitative listing rules that are designed to evidence that their listed issuers meet specified minimum requirements when the issuer first lists on the exchange and thereafter. Initial listing standards serve as a means for an exchange to screen issuers and to provide listed status to issuers with sufficient public float, investor base, and trading interest to assure that the market for the issuer’s security has the depth and liquidity necessary to maintain fair and orderly markets. Maintenance listing criteria help assure that the issuer continues to meet the exchange’s standards for depth and liquidity. . . . Moreover, the exchanges’ listing standards generally require issuers of common equity securities to meet strong corporate governance standards. . .  Exchange-listed securities also are subject to real-time reporting of quotation and transaction information, which benefits investors by apprising them of current market information about the security. . . .

The Commission continued,

We also note that limiting eligibility under new General Instruction I.B.6. to companies with common equity securities listed on a national securities exchange is more consistent with our historical treatment of secondary offering eligibility on Form S-3.  We think this parallel approach is sensible given that Form S-3 has for many years allowed registrants to conduct secondary offerings on the form irrespective of public float, so long as the securities offered thereby were listed securities.

In light of the significant preconditions of exchange listing and exchange compliance to Form S-3 registration under Instruction I.B.3 and Instruction I.B.6, we respectfully submit that the Company’s proposed NYSE compliance associated with the rights offering process

Michael McTiernan, Esq.
April 25, 2013

under Instruction I.B.4 (as described above) should not disqualify it from using Form S-3 in the instant case.

Information Dissemination Requirements of Form S-3.  In SEC Release No. 33-6331 (1981), the SEC proposed details of the potential first use of Form S-3 in general and for rights offerings in particular.  In that proposing release, the Commission noted:

Rights Offerings, Dividend and Interested Reinvestment Plans and Conversions or Warrants.  The fourth and final Transaction Requirement combines … requirements as to rights offerings, dividend or interest reinvestment plans, and conversions or warrants. These requirements cover transactions which are similar to each other, but dissimilar to most other public security offerings, in that they involve offerings to persons who already are security holders of the registrant and accordingly may be presumed to ‘follow’ the registrant through corporate communications and Exchange Act reports. The Commission believes that such a class of offerees does not need the additional assurances of wide information dissemination provided by the test for primary offerings and accordingly is permitting such transactions to be registered on Form S-3 without compliance with such test.

The relevant provisions of current Instruction I.B.4(b) and (c) were proposed in this Release, then later adopted in SEC Release No. 33-6383 (1982).  These original Instructions have been carried forward to the present day without substantive amendment relative to the issue raised in the foregoing comment.  As a result of the rulemaking history cited above and the absence of interim substantive change in the relevant Instruction, we respectfully submit that the Company’s prior distribution of proxy statement and Rule 14a-3(b) information in August of 2012 satisfies the dissemination requirements of Instruction I.B.4(b) and (c).  We believe this is a natural reading of the twelve-month look back requirement of the dissemination requirement of the Instruction, and this position is further supported by the Commission’s views that the Company’s shareholders “may be presumed to ‘follow’ the registrant through corporate communications and Exchange Act reports.”

In response to a point raised by the staff telephonically (i.e., whether all record holders had received Instruction I.B.4(b) and (c) materials before the initial filing of the Registration Statement), we also wish to highlight the fact that NYSE Rule 703.03(D), which was previously cited, requires NYSE issuers to set the record date at least six business days after effectiveness of the registration statement.  As a consequence, it is practically impossible to make any dissemination of information in advance of the filing of a registration statement and capture every single change in record ownership through the record date.  Of course, it is likewise practically impossible to capture every single change in record ownership from the prior information dissemination date through the record date. Despite this, we wish to note that record ownership of over 70% of the Company’s outstanding common stock is held by four shareholders, and the Company’s common stock is not widely

Michael McTiernan, Esq.
April 25, 2013

traded. As a result, the Company believes that any change in record ownership from the prior information dissemination date to the record date should be de minimis.

In addition, NYSE Rule 703.03(C) requires NYSE-listed issuers, such as the Company, to mail to “shareholders at least ten days in advance of the proposed record date” a notice of the proposed rights offering including as much detail regarding offering terms “to the extent finally determined.” This notice would be mailed to shareholders approximately four-to-five days in advance of effectiveness and should be received by most shareholders on or prior to effectiveness and in advance of the record date.  This mailing would provide actual notice of the offering and alert shareholders to the forthcoming receipt of a final prospectus.  Between this notice, the prior dissemination of  Instruction I.B.4(b) and (c) materials and the availability by request of any document incorporated by reference to the final prospectus (as disclosed in the Registration Statement), we respectfully submit that a further dissemination prior to the filing of any Registration Statement is not warranted, consistent with the Commission’s views concerning rights offering offerees, “…The Commission believes that such a class of offerees does not need the additional assurances of wide information dissemination.”  SEC Release No. 33-6331 (1981).

In light of the foregoing, we respectfully submit that the Company’s proposed NYSE compliance associated with the rights offering process (as described above) should not disqualify it from using Form S-3 in the instant case under Instruction I.B.4(b) and (c).

* * * * * * * * * * * * * * * * * * * * *

In connection with the response to the Staff’s comment set forth above, the Company acknowledges that:

•
regardless of any action of the Securities and Exchange Commission or its staff, in acting pursuant to delegated authority or in declaring the Registration Statement effective, such action does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•	the Company is fully responsible for the adequacy and accuracy of the disclosure in the filing, regardless of any action of the Securities and Exchange Commission or its staff; and

•
the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Michael McTiernan, Esq.
April 25, 2013

If you have any questions regarding the Company’s responses to your comments, please contact me at (215) 988-1119 or F. Douglas Raymond, III at (215) 988-2548.

Sincerely,

/s/ Brian J. Lynch

Brian J. Lynch

BJL/mac
cc:        Christopher V. Vitale, Esq.
F. Douglas Raymond, III, Esq.